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                                                                    Exhibit 99.1
                                                                    ------------


                                                           FOR IMMEDIATE RELEASE

CONTACTS:

Albert Gabrielli                              Jack McAvoy

VIRYANET                                      VIRYANET

508-490-8600, EXT 3038                        508-490-8600, EXT 3090
albert.gabrielli@viryanet.com                 jack.mcavoy@viryanet.com
-----------------------------                 ------------------------

                        VIRYANET REPORTS RESULTS OF ITS
                           THIRD FISCAL QUARTER 2001

                      Company on Target to Achieve Goal of

                 Break-Even Operating Profitability in Q4 2001

SOUTHBOROUGH, MASS. -- NOVEMBER 6, 2001 -- ViryaNet (NASDAQ: VRYA), a leading provider of wireless field service solutions, today announced financial results for its third fiscal quarter of 2001.

Total revenues were $5.2 million for the third fiscal quarter, ended September 30, 2001, a slight improvement over revenues recorded in the second quarter, ended June 30, 2001, and a decrease of 30 percent from $7.5 million recorded in the third quarter of 2000, due largely to the change in business climate and overall economic conditions from 2000 to 2001.

Software license revenues for the third quarter of 2001 were $3.4 million, a 6 percent increase from $3.2 million in the previous quarter. Revenues from services and maintenance decreased to $1.8 million, a 9 percent decline from $2.0 million in the previous quarter, due to the completion of several implementation projects in the previous quarter.

The Company reported gross margins of 56 percent for the third quarter of 2001, compared with 54 percent in the second quarter of 2001. The sequential

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improvement in gross margins is primarily attributable to improved margins in the services business offset by lower software license margins. The lower software license margins are due to higher third-party license content.

The Company reported a net loss for the third quarter of 2001 of $1.8 million, or a net loss of $0.08 per basic and diluted share, compared with a net loss of $4.9 million, or a net loss of $0.23 per basic and diluted share in the second quarter of 2001, and a net loss of $2.5 million, or a net loss of $0.50 per basic and diluted share in the third quarter of 2000, excluding a one-time charge related to the beneficial conversion feature of convertible debentures.

The substantial reduction of net loss for the third quarter of 2001 compared with the second quarter of 2001 is attributable to the improvement in services margins and reductions in operating expenses of $3.0 million. The operating expense savings are attributable to the significant headcount actions taken in April and June of 2001, along with a reduction in program spending and continued emphasis on discretionary expense controls.

"Despite the economic challenges and global volatility, ViryaNet's determination and strong product capabilities resulted in new deals in Q3 -- and earnings performance consistent with the guidance that we provided at the end of last quarter," stated Win Burke, president and CEO, ViryaNet. "Our ability to reduce costs and improve productivity supports our goal to achieve break-even operating profitability in Q4 2001."

THIRD QUARTER CUSTOMER SALES

The third quarter included sales to several new customers, including:

 . Ionex Telecommunications, an integrated communications provider located in Dallas and serving more than 60,000 customers throughout 14 mid-America states, will use ViryaNet Service Hub to automate and optimize the activities of its field workforce and streamline work-order management.

 . Telvent Interactiva, a subsidiary of Abengoa in Spain, and ViryaNet's newest systems integrator and value added reseller, purchased a license for ViryaNet Service Hub to be used in pursuing its opportunities in the telecommunications and utilities marketplace in Europe and Latin America.

 .  ViryaNet also sold a license to its Japanese reseller Omron Alphatec
   Corporation (OAT) on behalf of a Japanese security company. During the quarter, OAT began a pilot with this new customer in which ViryaNet Service Hub interprets a sensor-initiated message and instantly triggers a field service business process.

ViryaNet also received additional license bookings from existing customers.

THIRD QUARTER CUSTOMER "GO LIVE" EVENTS

During this quarter, two customers went live with ViryaNet Service Hub implementations, including:

 . Teraoka Seiko, a Japanese manufacturer of point-of-sale devices, weighing scales, and wrapping equipment, uses ViryaNet Service Hub to manage contracts centrally at its headquarters, resolve service requests, reduce manual intervention required at the central warehouse, and reduce inventory levels.

 . Everest Communications, a telecommunications company located in St. Louis, uses ViryaNet Service Hub to automate the activities of its growing mobile workforce, including employees and outside consultants.

BUSINESS OUTLOOK

In light of recent events and market uncertainty, the Company has recently further reduced headcount by approximately 35 percent, which will result in full-quarter savings of approximately $1.5 million. As a result, the Company expects to report a one-time cash-related charge for this action during Q4 2001 of approximately $0.5 million.

"By taking this action in anticipation that the current market challenges will continue for the foreseeable future, we have improved our break-even profitability level for Q4 2001 to a range of $5.0 million to $5.5 million of revenue, excluding the one-time charge. This action further improves our break-even profitability level in Q1 2002 to approximately $4.0 million to $4.5 million of revenue," said Al Gabrielli, CFO, ViryaNet.

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"Despite the uncertain economic outlook, our objectives are to achieve break-
even operating profitability in the fourth quarter of 2001, excluding the one-time charge, and become cash flow positive in Q1 2002," said Gabrielli.

The Company's cash position on September 30, 2001 was $9.5 million, including
drawdowns of $4.5 million on the Company's line of credit.   "Total cash
available to us at the end of September 2001, including the full line of credit, was $11.0 million. Our cash management during this quarter was on plan. With the additional cost reductions and headcount actions taken at the beginning of the fourth quarter, we believe that we will have sufficient cash to take us through to profitability and positive cash flow without the use of external funds," said Gabrielli.

ABOUT VIRYANET

ViryaNet is a provider of solutions for wireless field service automation.

The award-winning ViryaNet Service Hub combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet's deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and logistics and repairs management.

Customers in the telecommunications, manufacturing, utilities, third-party maintenance, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

SAFE HARBOR STATEMENT

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet's expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives, its future business prospects, its future financial performance, and its future prospects for profitability. All forward-looking statements included in this document are

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based upon information available to ViryaNet Ltd. as of the date hereof, and
ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet's business include market acceptance of and demand for the Company's products, risks associated with a slow-down in the economy, risks associated with the events associated with the September 11, 2001 terror attacks in the US, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet's Form F-1, as amended, declared effective by the SEC on September 19, 2000, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

                         VIRYANET LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS



                                                                   SEPTEMBER 30,             DECEMBER 31,
                                                                       2001                     2000
                                                                     UNAUDITED                 AUDITED
                                                               --------------------     --------------------
                                                                          U.S. DOLLARS IN THOUSANDS
                                                               ---------------------------------------------
  ASSETS

CURRENT ASSETS :
Cash and cash equivalents                                                   $ 9,543                  $21,838
Trade receivables (net of allowance for doubtful
accounts-$ 708 in 2001 and $37 in 2000)                                       8,450                    6,190
Other accounts receivable and prepaid expenses                                1,254                    2,960
                                                               --------------------     --------------------

Total current assets                                                         19,247                   30,988
-----                                                          --------------------     --------------------

SEVERANCE PAY FUND                                                              925                      945
                                                               --------------------     --------------------

PROPERTY AND EQUIPMENT, NET                                                   2,876                    2,907
                                                               --------------------     --------------------

                                                                            $23,048                  $34,840
                                                               ====================     ====================

                       VIRYANET LTD. AND ITS SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                             September 30,             DECEMBER 31
                                                                                 2001                     2000,
                                                                               UNAUDITED                 AUDITED
                                                                           -------------------      --------------------
                                                                                      U.S. DOLLARS IN THOUSANDS
                                                                           ---------------------------------------------

  LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit                                                                $  4,587                  $    145
Trade payables                                                                           1,939                     2,449
Deferred revenues                                                                        1,534                     1,956
Other accounts payable and accrued expenses                                              4,229                     5,312
                                                                           -------------------      --------------------

Total current liabilities                                                               12,289                     9,862
-----                                                                      -------------------      --------------------


ACCRUED SEVERANCE PAY                                                                    1,710                     1,797
                                                                           -------------------      --------------------

SHAREHOLDERS' EQUITY:
Share capital                                                                              611                       610
Additional paid-in capital                                                              98,090                    98,328
Accumulated other comprehensive loss                                                      (370)                     (288)
Deferred stock compensation                                                                (76)                     (604)
Accumulated deficit                                                                    (89,206)                  (74,865)
                                                                           -------------------      --------------------

Total shareholders' equity                                                               9,049                    23,181
-----                                                                      -------------------      --------------------

                                                                                      $ 23,048                  $ 34,840
                                                                           ===================      ====================

                                 VIRYANET LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                           THREE MONTHS ENDED
                                                                                              SEPTEMBER 30,
                                                                               ----------------------------------------
                                                                                                UNAUDITED
                                                                               ----------------------------------------
                                                                                            2001                   2000
                                                                               -----------------      -----------------

Revenues:
 Software licenses                                                                   $     3,409             $    4,518
 Maintenance and services                                                                  1,812                  2,956
                                                                               -----------------      -----------------

Total revenues                                                                             5,221                  7,474
                                                                               -----------------      -----------------

Cost of revenues:
 Software licenses                                                                           950                    121
 Maintenance and services                                                                  1,348                  2,215
                                                                               -----------------      -----------------

Total cost of revenues                                                                     2,298                  2,336
                                                                               -----------------      -----------------

Gross profit                                                                               2,923                  5,138
                                                                               -----------------      -----------------

Operating expenses:
 Research and development                                                                  1,442                  1,883
 Sales and marketing                                                                       2,495                  4,273
 General and administrative                                                                  855                  1,024
 Amortization of deferred stock compensation, net                                            (70)                   381
                                                                               -----------------      -----------------

Total operating expenses                                                                   4,722                  7,561
                                                                               -----------------      -----------------

Operating loss                                                                            (1,799)                (2,423)
Financial income (expenses), net                                                              (7)                   (73)
Financial expenses related to beneficial conversion feature                                                     (16,607)
of convertible debenture
                                                                               -----------------      -----------------

Net  loss                                                                            $    (1,806)            $  (19,103)
                                                                               =================      =================

Basic and diluted net loss per share                                                      $(0.08)                $(3.83)
                                                                               =================      =================

Weighted average number of shares used in
 computing basic and diluted net loss per share                                       21,716,773              4,981,749
                                                                               =================      =================